INDEPENDENT PROXY ADVISORY FIRMS, INCLUDING ISS, RECOMMEND DOLLY VARDEN SHAREHOLDERS VOTE "FOR" PROPOSED PLAN OF ARRANGEMENT WITH CONTANGO ORE, INC.; SHAREHOLDERS REMINDED TO VOTE

  Your vote is important. Vote well in advance of the proxy voting deadline on Friday, March 13, 2026 at 10:00 a.m. (Vancouver time).

  Shareholder questions or need voting assistance? Please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

Vancouver, BC - March 9, 2026 - Dolly Varden Silver Corporation (TSXV: DV | NYSE American: DVS | FSE: DVQ) ("Dolly Varden" or the "Company") is pleased to announce that two leading independent proxy advisory firms, including Institutional Shareholder Services ("ISS"), have recommended that shareholders vote "FOR" the special resolution (the "Arrangement Resolution") to approve the Company's court-approved plan of arrangement (the "Arrangement") with Contango ORE, Inc. ("Contango") and a wholly-owned subsidiary of Contango ("Acquireco"), all in accordance to the terms of an arrangement agreement between Dolly Varden, Contango and Acquireco dated December 7, 2025, as amended and restated on February 11, 2026 (the "Arrangement Agreement").

The special meeting of shareholders of Dolly Varden to consider and vote on the Arrangement is scheduled for March 17, 2026 at 10:00 a.m. (Vancouver time) at Stikeman Elliott LLP, 666 Burrard Street, Vancouver, British Columbia (the "Meeting").

Under the Arrangement, each Dolly Varden common share (a "Dolly Varden Share") will be exchanged for 0.1652 of a share of voting common stock in Contango (each whole share being, a "Contango Share"), or, for Eligible Holders (as such term is defined in the Arrangement Agreement) who validly elect, 0.1652 of an exchangeable share in the capital of Acquireco (each whole share being, an "Exchangeable Share"), in each case subject to the terms and conditions of the Arrangement.

ISS Recommendation

ISS recommends that Dolly Varden shareholders vote FOR the Arrangement Resolution.

Shawn Khunkhun, President and Chief Executive Officer of Dolly Varden, commented: "We are pleased that leading independent proxy advisory firms have recognized the strategic merits of this transaction. Their analysis highlights the compelling industrial logic of combining Dolly Varden and Contango, including the opportunity to create a stronger, better capitalized company with increased scale, liquidity and exposure to high-quality assets. Importantly, the proposed merger of equals allows our shareholders to retain meaningful ownership in the combined company and participate in the long-term upside of a diversified precious metals platform."

Benefits of the Arrangement

Highlights of the Arrangement include:

  Fixed exchange ratio: Each Dolly Varden common share will be exchanged for 0.1652 of a Contango Share, or, for Eligible Holders who validly elect, 0.1652 of an Exchangeable Share (subject to the terms and conditions of the Arrangement).

  Robust review and oversight: The Arrangement was evaluated with oversight of Dolly Varden's Special Committee and unanimously supported by Dolly Varden's Board of Directors (the "Dolly Varden Board").

  Fairness opinions: The Special Committee and the Board received fairness opinions from their respective financial advisors as applicable, being Raymond James Ltd. and Haywood Securities Inc.

  Voting support: Directors and officers of Dolly Varden, and certain significant shareholders, have entered into voting support agreements in support of the Arrangement, representing approximately 22% of the issued and outstanding Dolly Varden shares (as of the date of the Arrangement Agreement).

Shareholders Encouraged to Vote Ahead of the Proxy Deadline

The Board recommends that shareholders vote FOR the Arrangement Resolution.

The proxy voting deadline is 10:00 a.m. (Vancouver time) on Friday, March 13, 2026. Shareholders are encouraged to vote well in advance of the deadline to ensure their vote is submitted in a timely manner.

  Registered shareholders should vote by proxy in accordance with the instructions set out in the form of proxy (including by internet or telephone, as applicable).

  Beneficial shareholders should follow the voting instructions provided by their intermediary (often via a Broadridge voting instruction form that may permit telephone and internet voting).

Eligible Shareholders Encouraged to Submit Letter of Transmittal and Election Form Promptly

If you are a registered shareholder who is an Eligible Holder (or holding Dolly Varden Shares on behalf of an Eligible Holder) and you wish to receive Exchangeable Shares as the form of consideration for all or part of your Dolly Varden Shares, you will need to complete and deposit the Letter of Transmittal and Election Form that was mailed to you together with the other Meeting materials. A copy of the Letter of Transmittal and Election Form is also available under the Company's profile on SEDAR+ (www.sedarplus.ca).

If a registered shareholder does not deposit a properly completed Letter of Transmittal and Election Form prior to the deadline to make an election in respect of the consideration receivable in exchange for their Dolly Varden Shares pursuant to the Arrangement (the "Election Deadline"), or otherwise fails to comply with the requirements under the Arrangement and Letter of Transmittal and Election Form with respect to such election and deposit of their Dolly Varden Shares, such registered shareholder will receive, in respect of each such Dolly Varden Share for which no valid election was made, the consideration to which they are entitled in the form of Contango Shares.

The Election Deadline has not been determined. Dolly Varden will announce the Election Deadline by news release not less than two (2) business days prior to the Election Deadline. Accordingly, there may be limited time to complete and deliver the Letter of Transmittal and Election Form or to address any deficiencies in any delivered form. Registered shareholders who wish to make an election are encouraged to submit their Letter of Transmittal and Election Form as promptly as possible.

Shareholder Questions & Voting Assistance

Dolly Varden has retained Laurel Hill Advisory Group ("Laurel Hill") to assist the Company in connection with shareholder communications and proxy solicitation. Shareholders who have questions or require voting assistance may contact Laurel Hill at:

Laurel Hill Advisory Group
Call or Text Toll-Free (North America): 1-877-452-7184
Call Collect Outside North America: 1-416-304-0211
Text: "INFO" to 1-877-452-7184
Email: assistance@laurelhill.com

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "Forward-looking Information"). These include statements regarding the Arrangement, including the terms, approval and benefits thereof, the potential benefits, value and synergies in respect of the combined company to shareholders, and future plans, projections, objectives, estimates and forecasts and the timing related thereto.

Forward-looking Information is generally identified by the use of words like "will", "create", "enhance", "improve", "potential", "expect", "upside", "growth" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Dolly Varden believes that the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Dolly Varden as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to the closing of the Arrangement and other risks described  in Dolly Varden's management information circular related to the Arrangement and the Meeting, as well as its most recently filed annual information form, financial statements and, MD&A and other disclosures (under the heading "Risk Factors" or otherwise) which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and in Contango's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein) which are available on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand Dolly Varden's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Dolly Varden assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Dolly Varden updates any one or more forward-looking statements, no inference should be drawn that the either company will make additional updates with respect to those or other Forward-looking Information. All Forward-Looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.